EXHIBIT 8.1

LIST OF SUBSIDIARIES AS OF FEBRUARY 29, 2008

Subsidiary	Incorporating Jurisdiction
Intravelnet Limited.	Ontario, Canada
Intravelnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	British Columbia, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada
Price Shield Systems Inc.	Washington State, USA
American Life Settlement Society, LLC	Deleware, USA